DUFRANE PRODUCTIONS LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENT (UNAUDITED) AND

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

AS OF APRIL 18, 2018 (INCEPTION)

DUFRANE PRODUCTIONS LLC
(A LIMITED LIABILITY COMPANY)
TABLE OF CONTENTS
APRIL 18, 2018



David V. Koyf CPA, LLC
Certified Public Accountant

INDEPENDENT ACOUNTANT'S REVIEW REPORT

To the Members of
Dufrane Productions LLC
New York, New York

I have reviewed the accompanying balance sheet of Dufrane Productions LLC (the "Company") as of April 18, 2018, and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

David V. Koyf CPA, LLC

Brooklyn, New York
April 19, 2018

2065 Brown Street
Brooklyn, NY 11229

PHONE (646) 644-3184
FAX (347) 312-6679
E-MAIL david@koyfcpa.com

DUFRANE PRODUCTIONS LLC
(A LIMITED LIABILITY COMPANY)
BALANCE SHEET (UNAUDITED)
AS OF APRIL 18, 2018 (INCEPTION)

ASSETS		
Cash - operations	$	100
TOTAL ASSETS	**$**	**100**
LIABILITIES AND MEMBERS' EQUITY		
Liabilities	$	-
Members' Equity		100
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**100**

See independent accountant's review report and notes to the financial statement

NOTE 1 – NATURE OF ORGANIZATION

Dufrane Productions, LLC (the "Company"), is a Limited Liability Company organized on March 27, 2018 under the laws of the State of New York and is based in New York, New York. The Company was formed to develop and produce media productions.

As of April 18, 2018 (inception), the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis for future reporting.

Concentration of Cash Balance – The Company places its cash investments with high credit financial institutions which at times may exceed federally insured limits.

Income Taxes – The Company is organized as a limited liability company, which is treated as a flow-through entity under federal and state tax law. Accordingly, the Company does not have a liability for federal or state income taxes. The members have allocated their share of profits or losses based on the limited liability company agreements.

Tax Uncertainties – The Company accounts for income taxes in accordance with the income tax accounting guidance, as set forth in FASB ASC Topic 740, Income Taxes, which requires that tax positions initially need to be recognized in the financial statements when it is more likely than not that the positions will be sustained upon examination by the tax authorities. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Use of Estimates – The preparation of balance sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

See accompanying independent accountant's review report

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Organizational Costs – In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Fair Value of Financial Instrument – The carrying amounts of the Company's financial instruments include cash. The recorded value of cash approximates its fair value based on its short-term nature.

NOTE 3 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of April 18, 2018 (inception). The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4 – RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 5 – MANAGEMENT EVALUATION

Management has evaluated subsequent events through April 19, 2018, the date the balance sheet was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in this financial statement.

See accompanying independent accountant's review report